Issuer Free Writing Prospectus dated June 11, 2008 to
Preliminary Prospectuses dated June 9, 2008
Registration Statement No. 333-151519
Filed Pursuant to Rule 433
Bristow Group Inc.
4,100,000 shares of its common stock and
$100,000,000
aggregate principal amount of its
3.00% Convertible Senior Notes due 2038
     This term sheet relates to the concurrent offerings by the Issuer of common stock and convertible senior notes described below and should be read together with the respective preliminary prospectuses dated June 9, 2008 (the “Preliminary Prospectuses”) (including the documents incorporated by reference therein) relating to the common stock or convertible senior notes before making a decision in connection with an investment in the common stock or convertible senior notes. The information in this term sheet supersedes the information in the relevant preliminary prospectus to the extent that it is inconsistent therewith. Terms used but not defined herein have the meanings ascribed to them in the relevant preliminary prospectus. The concurrent offerings are not conditioned upon each other.
General

Trade date for both offerings:	June 11, 2008

Settlement date for both offerings:	June 17, 2008

Common Stock Offering:

Amount and price of common stock offered:	4,100,000 shares at a price to the public of $46.87

Option to purchase additional shares of common stock:	30-day option, 615,000 shares

Common stock to be outstanding after this offering:	28,190,026 shares

Gross proceeds:	$192,167,000

Caledonia Private Placement:	Bristow Group Inc. has entered into an agreement for the sale of 281,900 shares of its common stock at a price of $46.87 per share with Caledonia Investments plc, one of its largest shareholders, the closing of which is subject to customary closing conditions, including regulatory clearance and the closing of the concurrent common stock offering.

Convertible Senior Notes Offering:

Aggregate principal amount of notes offered:	$100 million

Option to purchase additional notes:	30-day option, $15 million

Issue price:	100%

Gross proceeds:	$100 million

Annual interest rate:	3.00% per year, accruing from June 17, 2008

Maturity date:	June 15, 2038

Interest payment dates:	June 15 and December 15 of each year, beginning December 15, 2008

Record dates:	June 1 and December 1 of each year

Base conversion price:	Initially approximately $77.34 per share of common stock

Base conversion rate:	Initially 12.9307 shares of common stock per $1,000 principal amount of notes (subject to adjustment)

Incremental share factor:	Initially 8.4049 (subject to adjustment)

Daily conversion cap:	1/20th of 21.3356 shares of common stock (subject to adjustment)

CUSIP/ISIN:	110394 AC7/ US110394AC72

Adjustment to conversion	Holders who convert their notes in connection with a make-whole
rate upon a make-whole	fundamental change that occurs prior to June 15, 2015 are
fundamental change:	entitled to a make-whole premium in the form of an increase in the conversion rate for notes surrendered for conversion in
connection with such fundamental change. The following table sets forth the stock price, effective date and number of
additional shares by which the applicable conversion rate will be increased upon a conversion in connection with a make-whole fundamental change that occurs in the corresponding period to be determined by reference to the stock price and effective date of the make-whole fundamental change:
Number of Additional Shares

	Stock Price
Effective Date	$46.87	$50.00	$55.00	$60.00	$65.00	$70.00	$75.00	$80.00	$85.00	$90.00	$95.00	$100.00	$105.00	$110.00	$115.00	$120.00	$125.00	$130.00	$135.00	$140.00	$145.00	$150.00	$155.00	$160.00	$165.00	$170.00
June 17, 2008	8.4049	7.8699	7.2329	6.7917	6.4884	6.2834	6.1488	5.7852	5.2603	4.8151	4.4339	4.1046	3.8176	3.5657	3.3429	3.1446	2.9670	2.8071	2.6623	2.5306	2.4102	2.2997	2.1979	2.1038	2.0165	1.9354
June 15, 2009	8.4049	7.5344	6.8338	6.3527	6.0270	5.8121	5.6767	5.3186	4.8035	4.3711	4.0043	3.6904	3.4193	3.1833	2.9762	2.7932	2.6304	2.4847	2.3534	2.2346	2.1264	2.0276	1.9368	1.8531	1.7757	1.7039
June 15, 2010	8.4049	7.2204	6.4303	5.8896	5.5272	5.2928	5.1506	4.7999	4.2941	3.8749	3.5240	3.2273	2.9743	2.7565	2.5674	2.4020	2.2562	2.1267	2.0109	1.9068	1.8126	1.7269	1.6485	1.5766	1.5102	1.4488
June 15, 2011	8.4049	7.1902	6.0126	5.3953	4.9848	4.7240	4.5714	4.2167	3.7196	3.3148	2.9819	2.7056	2.4739	2.2777	2.1101	1.9656	1.8398	1.7294	1.6317	1.5447	1.4666	1.3960	1.3318	1.2732	1.2193	1.1696
June 15, 2012	8.4049	7.1600	5.6184	4.8842	4.3952	4.0872	3.9116	3.5519	3.0626	2.6742	2.3634	2.1123	1.9074	1.7383	1.5974	1.4787	1.3774	1.2902	1.2142	1.1474	1.0881	1.0350	0.9871	0.9436	0.9037	0.8670
June 15, 2013	8.4049	7.1298	5.2726	4.3616	3.7469	3.3590	3.1415	2.7691	2.2882	1.9224	1.6429	1.4277	1.2605	1.1290	1.0242	0.9395	0.8699	0.8117	0.7623	0.7197	0.6824	0.6493	0.6197	0.5928	0.5683	0.5457
June 15, 2014	8.4049	7.0995	5.2619	3.8357	2.9993	2.4619	2.1655	1.7732	1.3153	0.9995	0.7839	0.6371	0.5364	0.4665	0.4167	0.3799	0.3518	0.3294	0.3108	0.2948	0.2808	0.2682	0.2567	0.2460	0.2362	0.2269
June 15, 2015	8.4049	7.0693	5.2511	3.7360	2.4539	1.3550	0.4027	0.0053	0.0017	0.0016	0.0015	0.0014	0.0013	0.0012	0.0012	0.0011	0.0010	0.0010	0.0009	0.0009	0.0008	0.0008	0.0008	0.0007	0.0007	0.0006
     The exact stock price and effective date may not be set forth on the table, in which case:
•	if the stock price is between two stock price amounts on the table above or the effective date is between two effective dates on the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the earlier and later effective dates based on a 365-day year, as applicable;

•	if the stock price is greater than $170.00 per share of common stock (subject to adjustment in the same manner as the stock price), no additional shares will be issued upon conversion; and

•	if the stock price is less than $46.87 per share of common stock (subject to adjustment in the same manner as the stock price), no additional shares will be issued upon conversion.
In no event will the applicable conversion rate after adjustment exceed 21.3356 per $1,000 principal amount of notes, subject to adjustments in the same manner as the base conversion rate.
The Issuer has filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus (including the prospectus supplement) in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and applicable prospectus supplement if you request it by calling Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037, Goldman, Sachs & Co. toll free at 1-866-471-2526 or J.P. Morgan Securities Inc. at 713-242-8002.
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